

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Gene Hodges
Chief Executive Officer
Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121

> **Re: Websense, Inc.**
> **Item 4.02 Form 8-K**
> **Filed February 1, 2011**
> **File No. 000-30093**

Dear Mr. Hodges:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1.   We note your disclosures in your Form 10-K for the fiscal year ended December 31, 2009 that management concluded that the material weaknesses previously disclosed in your amended Form 10-K for the fiscal year ended December 31, 2008 and amended Forms 10-Q for the quarterly periods from January 1, 2009 through September 30, 2009 had been remediated. Considering the nature of the error identified in this Form 8-K, please tell us whether you reconsidered the adequacy of management's previous conclusions regarding the effectiveness of disclosure controls and procedures and additionally, internal control over financial reporting, as of December 31, 2009. See Items 307 and 308 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3226 if you have any questions regarding this comment.

                             Sincerely,

                             Craig Wilson
                             Senior Assistant Chief Accountant